

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-mail</u>
Adi Hoess
Chief Executive Officer
Affimed Therapeutics B.V.
Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany

> **Re:**   **Affimed Therapeutics B.V.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 19, 2014**
> **File No. 333-197097**

Dear Mr. Hoess:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Notes to the unaudited interim condensed consolidated financial statements</u>
<u>Note 2. Basis of preparation-going concern assumption, page F-9</u>

1. Regarding your obligation to grant warrants to the lender of the $14 million debt facility, please support your accounting treatment for the warrants citing authoritative accounting literature.

<u>Note 3. Basis of preparation and changes to Group's accounting policies</u>
<u>Critical judgments and accounting estimates, page F-10</u>

2. We note that you changed your valuation methodology to determine the fair value of your preferred shares for the period ended June 30, 2014 which resulted in a decrease in the carrying amount off the liability for share-based compensation payments of €10 million. Please provide us detailed information regarding your new methodology such as the

assumptions used and the basis of your assumptions and how the terms of the contemplated exchange of preferred shares into common shares impacted the valuation.

Note 6. Share based payments, page F-13

3. You disclose that the fair values at the measurement dates of the ESOP 2007 awards are derived from the fair value of the preferred shares, less the strike price. Please explain to us how this methodology represents the determination of fair value as it appears to be an intrinsic value and revise your disclosures accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017